Designated Filer:	First Eagle Investment Management, LLC
Issuer & Ticker Symbol:	Identiv, Inc. [INVE]
Date of Event Requiring Statement:	September 1, 2019
Explanation of Responses:
(1) This Form 4 is filed by First Eagle Investment Management, LLC ("FEIM") and First Eagle Holdings, Inc. ("FEHI" and, together with FEIM, the "Entities"). The Entities disclaim status as a "group" for purposes of this Form 4.
(2) On September 1, 2019, the family office personnel of FEIM, including Messrs. Michael M. Kellen and Andrew Gundlach, separated their investment management business from that of FEIM, transferring their family’s advisory client accounts, including the securities of the Company which were formerly controlled by FEIM, to the newly formed U.S. registered advisory firm named Bleichroeder LP. Accordingly, as of September 1, 2019, (i) none of the Entities nor any Entity account maintains any discretionary or proxy voting authority or pecuniary interest with respect to, any securities of the Company and (ii) no Entity could be deemed to beneficially own any securities of the Company.
(3) The shares of Common Stock, par value $0.001 (“Common Stock”), and the shares of Series B Non-Voting Convertible Preferred Stock, $0.001 par value per share (“Series B Preferred Stock”) of Identiv, Inc. (the “Company”) reported herein were indirectly beneficially owned by FEHI, a Delaware corporation, and FEIM, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940. FEIM (i) was the registered investment adviser to 21 April Fund, Ltd. (“April Ltd.”) and (ii) is a subsidiary of FEHI. FEHI disclaimed Section 16 beneficial ownership of these shares except to the extent, if any, of its pecuniary interest therein, and this report shall not be deemed an admission that FEHI is the Section 16 beneficial owner of any such securities.
(4) Each share of Series B Preferred Stock of the Company is convertible into such number of shares of Common Stock as is equal to the accreted value of such share of Series B Preferred Stock divided by a conversion price equal to $4.00 as of May 30, 2018, subject to adjustment pursuant to the terms of the certificate of designation setting forth the designations, preferences, limitations and relative rights of the Series B Preferred Stock.  Each share of Series B Preferred Stock is convertible at the option of the holder thereof into the Common Stock: (i) following the sixth (6th) anniversary of the initial closing of the sale of the Series B Preferred Stock; or (ii) if earlier, during the thirty (30) day period following the last trading day of any period of three (3) or more consecutive trading days that the closing market price of the Common Stock exceeds $10.00. Unless converted pursuant to their terms, the Series B Preferred Stock do not expire.
(5) These shares of Series B Preferred Stock were indirectly owned by FEIM, as registered investment adviser to certain accounts, and FEHI. FEIM and FEHI disclaimed beneficial ownership of these securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that FEIM and FEHI are the beneficial owners of the securities for purposes of Section 16 or for any other purpose.